File Number: 57539-0008

Web site: www.langmichener.com

Direct Line: (604) 691-7445
Direct Fax Line: (604) 893-2679
E-Mail: tdeutsch@lmls.com

April 23, 2008

BY COURIER AND
FILED BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4561
U.S.A.
Mail Stop 7010

Attention:       Mr. H. Roger Schwall, Assistant Director

Dear Mr. Schwall:

STRATEGIC AMERICAN OIL CORPORATION (the "Company")
File No. 333-149070
Response to SEC Comment Letter dated March 5, 2008 with respect to
Amendment No. 1 to Registration Statement on Form S-1 filed on February 8, 2008

We write on behalf of the Company in response to the letter (the "Comment Letter") of March 5, 2008 from the Securities and Exchange Commission (the "Commission") commenting on Amendment No. 1 to the Registration Statement on Form S-1 ("Amendment No. 1") filed with the Commission by the Company on February 8, 2008. On behalf of the Company, we have filed with the Commission, via the EDGAR system, Amendment No. 2 to the Registration Statement on Form S-1 ("Amendment No. 2") that updates the Company's Registration Statement pursuant to the comments set out in the Comment Letter. We enclose with this letter two copies of Amendment No. 2, plus two copies that have been redlined to show the changes from Amendment No. 1.

On behalf of the Company, we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined have the same meanings given such terms in Amendment No. 2.

General

1.        You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your documents. For example, we might comment on one section or example in one document, but our silence on similar or related disclosure elsewhere in the same document or in a different document does not relieve you of the need to make similar revisions elsewhere as appropriate.

Response:

We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that the Company has provided complete responses to the comments below, has indicated where the Staff will find the Company's responsive changes in the marked version of Amendment No. 2, and has made corresponding changes throughout Amendment No. 2 as applicable.

2.        As may be appropriate, please update the financial statements included in the registration statement.

Response:

We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that the Company has included its interim financial statements for the period ended January 31, 2008 in Amendment No. 2.

3.        Provide current and updated disclosure with each amendment. Also, we will need the opportunity to review all new disclosure, including any additional proposed artwork or graphics.

Response:

We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that the Company has provided current and updated disclosure in Amendment No. 2.

Risk Factors, page 6

4.        Please avoid statements that mitigate the risk you present. For example, remove the mitigating language at the commencement of the last risk factor on page 6. Additionally, rather than stating that there can be no assurance of a particular outcome, delete such language and state the extent of each risk plainly and directly.

Response:

We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that the Company has revised the "Risk Factors" section to avoid statements that mitigate the Company's risks. The Company (i) has removed the mitigating language at the commencement of the last risk factor on page six (the last risk factor on page seven in the marked copy), (ii) throughout the "Risk Factors" section, has deleted language stating that there can be no assurance of a particular outcome, and (iii) has revised the risk factors to state the extent of each risk plainly and directly.

5.        Avoid inclusion of "boilerplate" risks in your discussion. Rather, revise to cite risks that are particularly relevant to you and explain how the risks impact you specifically. For example, provide further context to the risk factor discussion in the first risk factor on page 6 by referencing the fact that the company had engaged in mineral exploration prior to focusing on its current business plan related to oil and gas. Similarly, in the third risk factor on page 7, disclose, if true, that that your current level of oil production is insufficient to completely fund your exploration and development budget disclosed on page 27.

Response:

We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that the Company has revised the "Risk Factors" section (i) to avoid inclusion of "boilerplate" risks, (ii) to cite risks that are particularly relevant to the Company, and (iii) to explain how those risks specifically impact the Company. The Company has provided further context to the risk factor discussion in the first risk factor on page six (page seven in the marked copy) by referencing the fact that the Company had engaged in mineral exploration prior to focusing on its current business plan related to oil and gas. In addition, in the third risk factor on page 7 (page eight in the marked copy), the Company has disclosed that its current level of oil production is insufficient to completely fund its exploration and development budget.

6.        Please revise the subheadings to your risk factors so that, rather than merely stating a fact, they disclose the risk to the company or an investor. For example, the risk factors titled "Oil and gas prices are highly volatile" and "The oil and natural gas market is heavily regulated" require revision.

Response:

We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that the Company has revised the subheadings to its risk factors to disclose the risk to the Company or an investor, rather than merely stating a fact. In particular, the Company has revised the risk factor subtitle "Oil and gas prices are highly volatile" to read "Oil and gas prices are highly volatile, and a decline in oil and gas prices could have a material adverse effect on our business, results of operations, financial condition and cash flows" (see page 9 of marked copy). The Company has also revised the risk factor subtitle "The oil and natural gas market is heavily regulated" to read "The oil and natural gas market is heavily regulated, and existing or subsequently enacted laws or regulations could limit our production, increase compliance costs or otherwise adversely impact our operations or revenues" (see page 10 of marked copy).

Exploration Activities, page 22

7.        Please explain why you have assigned a 25% working interest to Tradestar Resources Corporation in conjunction with the acquisition of the Holt Lease, Strahan Lease, and McKay Lease, and whether you have any affiliation with that Company.

Response:

We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that the Company assigned a 25% working interest to Tradestar as a finders fee in conjunction with the acquisition of the Holt, Strahan and McKay Leases. The Company's only affiliation with Tradestar Resources Corporation is that Tradestar Energy Inc., a wholly owned subsidiary of Tradestar Resources Corporation, became the operator of record of the Holt, Strahan and McKay Leases as of December 1, 2007. The Company has revised the disclosure in Amendment No. 2 to provide this information (see page 25 in the marked copy).

Production and Price History, page 25

8.        We note you disclose on page 25 that you began oil production in August 2006 with the acquisition of the Holt, Strahan and McKay leases, and began oil and gas production in September 2006 with the acquisition of the Welder lease. Please provide us with your analysis of significance under Rule 3-05 of Regulation S-X, necessary in determining whether separate financial statements are required for your acquisitions. Refer to SAB Topic 2:D and IRQ 7 and further guidance.

Response:

We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that he Holt, Strahan and McKay leases were acquired from Energy Program Accompany and the Welder lease was acquired from OPEX Corp. No stock was issued in conjunction with either acquisition, and the transactions did not constitute the acquisition of all or substantially all of the business operations of either Energy Program Accompany or OPEX Corp. The Company has determined that neither of these transactions would be considered the acquisition of a business or a business combination and accordingly, no additional financial statements related to the acquired operations are required.

144 Shares, page 31

9.        Supplement the disclosure accompanying the chart to clarify whether the information in the respective cells to the table are currently applicable to your company. For example, given your status as a new registrant of securities, disclose that under the applicable rules, you currently qualify as a non-reporting issuer.

Response:

We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that the Company has supplemented the disclosure accompanying the chart to clarify that the Company is considered a non-reporting issuer, and thus the guidelines set forth in the row entitled "Restricted Securities of Non-Reporting Issuers" will be applicable unless and until the registration statement is declared effective and the Company files a registration statement on Form 8-A (see page 35 in the marked copy).

Management's Discussion and Analysis

Results of Operations, page 63

10.      Please expand your revenue analyses on page 64, particularly your revenue for the year ended July 31, 2007, to discuss factors contributing to your revenue, including the extent to which your revenue was attributed to acquisitions of producing properties, properties that began to produce after well re-work or re-completion, also indicating the extent to which production occurred evenly throughout the period. When discussing revenues of subsequent annual or interim periods, please also address the extent to which changes in prices and sales volumes contributed to the overall fluctuation observed.

Response:

We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that the Company has expanded its revenue analyses to discuss factors contributing to its revenue for the six months ended January 31, 2008 compared to the six months ended January 31, 2007 (see pages 80 through 82 of the marked copy) as well as for the year ended July 31, 2007 compared to the year ended July 31, 2006 (see pages 82 through 85 of the marked copy). This expanded disclosure includes a discussion of factors contributing to the Company's revenue, including the extent to which revenue was attributed to acquisitions of producing properties as well as to additional wells that were brought into production subsequent to acquisition. The revised disclosure indicates the extent to which production did or did not occur evenly throughout the relevant periods as well as the extent to which changes in prices had an impact on revenues.

11.      Explain in necessary detail how the various items contributed to the changes from period to period. Do not merely recite the numerical data in each case. For example, your discussion regarding revenue requires revision.

Response:

We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that the Company has expanded its analyses of revenue as well as operating expenses to detail how various items contributed to changes from period to period. See the revised discussion of the Company's revenues and operating expenses for the six months ended January 31, 2008 compared to the six months ended January 31, 2007 (see pages 80 through 82 of the marked copy) as well as for the year ended July 31, 2007compared to the year ended July 31, 2006 (see pages 82 through 85 of the marked copy).

Liquidity and Capital Resources, page 65

12.      Please expand the discussion of your liquidity and capital resources to address known trends, events, or uncertainties that are reasonably likely to have a material impact on your short-term or long-term liquidity.

Response:

We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that the Company has expanded its discussion of liquidity and capital resources to address known trends, events or uncertainties that are reasonably likely to have a material impact on the Company's short-term and long-term liquidity, in particular, the price of oil and overall market conditions in the market (see page 85 of the marked copy).

13.      In the first paragraph, you disclose that you will be dependent upon additional capital financing in order to pursue your plan of operations over the next twelve months. Please discuss if you have made significant efforts to secure the needed financing and if not, please make a statement to that effect.

Response:

We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that the Company has revised its disclosure to indicate that the Company's management is currently making significant efforts to secure the needed financing, but that it has not yet secured any commitments with respect to such financing (see page 85 of the marked copy).

Directors, Executive Officers, Promoters and Control Persons, page 68

14.      Provide in each officer and director biography a detailed discussion of the most recent five years, including the month and year each person held the named position or office. For example, please identify Mr. Garcia's places of employment and positions during the past five years.

Response:

We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that the Company has revised its disclosure to provide in each officer and director biography a detailed discussion of the most recent five years, including the month and year each person held the named position or office (see marked copy pages 89 and 90).

15.      For each biographical sketch, please eliminate any gaps or ambiguities with regard to time. For example, it is unclear what activities Mr. Reneau was engaged in from 1988 until January 2005. In addition, it is unclear whether Mr. Carter worked for Carter E&P, LLC between 2003 and 2006.

Response:

We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that the Company has revised its disclosure regarding the biographies of its officers and directors to eliminate any gaps or ambiguities with respect to time (see marked copy pages 89 and 90).

Director Compensation Table, page 71

16.      Please clarify, if true, that your officers who also serve as directors are not receiving additional compensation for serving as directors.

Response:

We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that the Company has provided disclosure in footnote number one to the Director Compensation Table to clarify that the Company's officers who also serve as directors do not receive additional compensation for serving as directors (see marked copy page 93, footnote 1 to Director Compensation Table).

17.      Please confirm for each director whether you have disclosed by footnote to the appropriate column, the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end. See Instructions to Item 402(r)(iii) and (iv) of Regulation S-K.

Response:

We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that the Company has provided disclosure in footnote number five to the Director Compensation Table to clearly indicate that the aggregate number of stock awards and the aggregate number of option awards outstanding as at July 31, 2007 and July 31, 2006 are included in the relevant column in the table (see marked copy page 93, footnote 5 to Director Compensation Table).

Transactions with Related Persons, Promoters and Certain Control Persons, page 75

18.      Please state whether these transactions were on terms no less favourable than could have been obtained from unaffiliated third parties.

Response:

We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that the Company has revised its disclosure to clearly indicate that these transactions were on terms no less favourable than the Company could have obtained from unaffiliated third parties (see marked copy page 96).

Financial Statements

Note 2 - Summary of Significant Accounting Policies, page 50

Oil and Gas Properties, page 51

19.      We note you have not mentioned estimated future expenditures to be incurred in developing proved reserves, and estimated dismantlement and abandonment costs when discussing your cost amortization policy under this heading and on page 66. These should be included in the costs subject to amortization under Rule 4-10(c)(3)(i) of Regulation S-X. Please advise us of any changes that you would need to make to your accounting and disclosures to comply with this guidance.

Response:

We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that Company's management has concluded that the costs associated with developing proved reserves are insignificant and immaterial. In addition, the Company has reviewed the estimated net abandonment costs and estimated future expenditures for dismantlement, and given the type and transportability of the equipment on-site and the minimal number of operating wells, management has concluded that the net costs will be immaterial and, correspondingly, no accrual was considered necessary at this point. When management determines that an asset retirement obligation is required, a liability will be accrued in the period determined.

Asset Retirement Obligations, page 52

20.      We note you disclose that the adoption of SFAS 143 had no effect on your financial position or results of operations, and that as of July 31, 2007, any potential costs relating to the ultimate disposition of your mineral property interests have not been determinable. However, given that other oil and gas companies are able to estimate the eventual costs of plugging wells, tell us the reasons you believe no accounting would be necessary to recognize your obligations under SFAS 143.

Response:

We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that as noted in the response to Item 19 above, the Company has reviewed the estimated net abandonment and dismantling costs, and given the type and transportability of the equipment on-site and the minimal number of operating wells, management has concluded that the net costs will be immaterial and, correspondingly, no accrual was considered necessary at this point. When management determines that an obligation is warranted, a liability will be recorded in the period determined.

Recent Sales of Unregistered Securities, page II-4

21.      Please provide the information required by Item 701 of Regulation S-K. For example, name the persons or identify the class of persons to whom the securities were sold, and indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available.

Response:

We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that the Company has revised its disclosure with respect to recent sales of unregistered securities to provide the information required by Item 701 of Regulation S-K (see marked copy starting on page II-4).

Engineering Comments

General

22.      Please provide us with a copy of your reserve report as of September 30, 2007. Please provide this on electronic media, such as CD-ROM, if possible. If possible, please provide this on CD-ROM. If you would like this information to be returned to you, please follow the guidelines in Rule 418(b) of Regulation C.

Response:

We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that the Company has provided, as an enclosure to this response letter (but not filed as EDGAR correspondence) a hard copy of each of:

    the reserve report prepared by Steven L. Carter with respect to the Welder Lease (Barge Canal), Texas, effective as of August 1, 2006, which report is referenced in Note 11 to the Company's audited consolidated financial statements for the year ended July 31, 2007; and

    the reserve and economics report with respect to the combined South Delhi/Big Creek Field, Louisiana properties, effective as of January 1, 2008, which report is referenced in Note 5 to the Company's unaudited interim financial statements for the six-month period ended January 31, 2008.

The Company does not have a reserve report dated September 30, 2007 as referenced in the Commission's comment, and has enclosed the only reserve reports that the Company has received and referenced in its registration statement. The Company received such reports in hard copy format and as such, does not have a copy available in CD-ROM or other electronic media.

Supplemental Oil and Gas Quantities, page 61

General, page 61

23.      Please name the independent petroleum engineer that estimated your proved reserves and file a letter of consent from him.

Response:

We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that the independent petroleum engineer that estimated our proved reserves was Steven L. Carter. As disclosed in Amendment No. 2 to the Company's registration statement, Mr. Carter prepared a reserve report effective August 1, 2006; subsequently, on December 20, 2006, Mr. Carter was appointed as the Company's Vice President of Operations (see marked copy page 24). The Company has included a letter of consent from Mr. Carter as Exhibit 23.3 to the registration statement. In addition, as disclosed in Amendment No. 2 to the Company's registration statement (see marked copy page 24), Aluko & Assoc. prepared a reserves and economics report with respect with the combined South Delhi/Big Creek Field, Louisiana properties, effective January 1, 2008. This report is referenced in Note 5 of the Company's unaudited consolidated interim financial statements for the six-month period ended January 31, 2008, as included in Amendment No. 2.

Estimated Oil and Gas Reserve Quantities, page 61

24.      Please expand your reserve disclosure to include the amount of oil and gas reserves that are classified as proved developed. See paragraph 10 of SFAS 69.

Response:

We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that the oil and gas reserves provided are with respect to proved developed reserves. As such, the Company has revised the disclosure to clarify that this information is provided with respect to proved developed reserves (see marked copy page 77).

Standardized Measure of Discounted Future Cash Flows, page 61

25.      Please revise your document to include separate line items for future production costs and future development costs if future development costs are significant. Please see paragraph 30 of SFAS 69.

Response:

We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that only proved developed reserves have been assessed, such that there are no additional development costs to be considered or separated from production costs.

If you require further information or have any questions, please contact the undersigned at (604) 691-7445.

Yours very truly,

"Thomas J. Deutsch"

Thomas J. Deutsch
for Lang Michener LLP

TJD/iag

cc:         Mr. Sean Donahue (via fax: 202-551-3579)

              Strategic American Oil Corporation
              Attn: Mr. Randall Reneau, President and CEO